UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Accredited Home Lenders Holding Co.

(Name of Subject Company)

Accredited Home Lenders Holding Co.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

00437P107

(CUSIP Number of Class of Securities)

James A. Konrath

Chief Executive Officer and Chairman of the Board

15253 Avenue of Science

San Diego, California 92128

858-676-2100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Aileen C. Meehan

David M. Smith

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 19, 2007 (the “Schedule 14D-9”) with the Securities and Exchange Commission by Accredited Home Lenders Holding Co., a Delaware corporation (“Accredited”), relating to the offer by LSF5 Accredited Merger Co., Inc., a Delaware corporation and a wholly-owned subsidiary of LSF5 Accredited Investments, LLC, a Delaware limited liability company, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Accredited, at $15.10 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 2007 and in the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 is hereby amended and supplemented by the addition of the following paragraphs at the end of the “Certain Litigation” section:

On June 27, 2007, Gersh Korsinski voluntarily dismissed, without prejudice, his complaint against Accredited and certain of its directors, filed in the Superior Court of the State of California, County of San Diego.

On June 29, 2007, plaintiff Jean Wan filed with the court an amended class action complaint which is attached hereto as Exhibit (a)(5)(C). In addition to the allegations of an insufficient auction process and requests for relief made in the initial complaint, the amended complaint alleges the named directors are interested parties as a result of the rollover share provision in the Merger Agreement. The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to Exhibit (a)(5)(C). Stockholders should read the complaint in its entirety for a more complete description of the allegations.

Item 9. Exhibits

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(5)(C)	First Amended Complaint filed by Jean Wan in the Superior Court of the State of California, County of San Diego on June 29, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Accredited Home Lenders Holding Co.

By:	/s/ James A. Konrath
James A. Konrath
Chief Executive Officer Date: July 2, 2007